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AMERICA • ASIA PACIFIC • EUROPE

November 29, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Christopher Bellacicco and Ken Ellington, Division of Investment Management

Re:	Popular High Grade Fixed-Income Fund, Inc.
(1933 Act File No. 333-259158 / 1940 Act File No. 811-23697)

Dear Messrs. Bellacicco and Ellington:

On behalf of the Popular High Grade Fixed-Income Fund, Inc. (the “Fund”), below please find our responses to comments (the “Comments”) received from you on May 13, 2021 and May 24, 2021 on the Fund’s draft registration statement on Form N-1A (the “Registration Statement”), as well as comments provided with respect to the Puerto Rico Short-Term Investment Fund, Inc. that you requested we incorporate herein. The Registration Statement was submitted via email to the Securities and Exchange Commission (the “Commission”) on April 2, 2021 and contained a Prospectus relating to the issuance of shares (the “Shares”) of the Fund, as well as a Statement of Additional Information relating to the Fund.

We have discussed your Comments with representatives of the Fund. Pursuant to your instructions, we are transmitting our responses to the Comments in the form of this response letter (the “Response Letter”) concurrently with a filing of the Registration Statement, including exhibits (the “Filing”), which Filing reflects our responses.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

GENERAL

1.	Comment: Please supplementally explain to the staff whether the Fund intends to apply for any exemptive or no action relief.

Response: We confirm that the Fund does not presently intend to apply for any exemptive or no action relief.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

2.

Comment: Please confirm to us that the Fund will stop selling Shares upon the filing of the N-8A until the staff accelerates the effectiveness of the registration statement under the Securities Act of 1933 (the “1933 Act”).

Response: We confirm that the Fund will stop selling Shares upon the filing of the N-8A until the staff accelerates the effectiveness of the registration statement under the 1933 Act.

3.	Comment: Please confirm that the name of the Fund will remain the same upon registration.

Response: We confirm that the name of the Fund will remain the same upon registration.

Form N-1A Facing Sheet

4.	Comment: Please confirm that the boxes indicating that the Registration Statement is filed under the Investment Company Act and the 1933 Act will be marked.

Response: We confirm that the boxes indicating that the Registration Statement is filed under the Investment Company Act and the 1933 Act will be marked in a subsequent amendment to the Registration Statement.

Cover Page

5.	Comment: Rule 30e-3 legend – Please add to the notice that shareholders may request a copy of the shareholder report free of charge.

Response: We respectfully note that the referenced language already appears on the first line of the third paragraph of the Rule 30e-3 legend.

PROSPECTUS

FEE TABLE AND EXPENSE EXAMPLE (PAGE 1)

6.

Comment: In footnote 1 to the Fee Table, there is disclosure that the “Fund may impose a 2.00% redemption fee on redemptions made within five business days after acquiring shares.” On page 26, in the Section entitled “Special Redemption Fees on Short Term Trading,” the disclosure states that the “Fund will impose a 2.0% redemption fee on redemptions made within five business days after acquiring Shares.” Please conform the disclosure to either state “may” or “will” so that the disclosure is consistent.

Response: We have conformed the disclosure as requested.

PRINCIPAL INVESTMENT STRATEGIES OF THE FUND (PAGES 2-3)

7.	Comment: In the first paragraph, there is a reference to the Adviser. Please disclose the identity of the Adviser here.

Response: We have added new footnote 2 to the Fee Table where the identity of the Adviser is disclosed.

8.

Comment: In the same paragraph, in the last sentence, there is disclosure that states that the “Fund may invest up to 10% of its total assets in securities which are rated below the highest rating category and which may be rated below investment grade.”

a.	Please disclose the rating the Fund considers to be below investment grade.

b.	Please identify securities that are “below investment grade” as “junk bonds” in a parenthetical.

Response: The requested disclosure has been added.

9.

Comment: In the second paragraph, there is disclosure that states that the securities “may or may not be exempt from taxation …” Please clarify the disclosure to specify if this refers to Puerto Rico income taxation or something else.

Response: The requested clarification has been added.

10.

Comment: In the first bullet point, there is a reference to “debt securities.” Please elaborate (in the disclosure) on what is meant by debt securities (e.g., is it referring to U.S. Treasury Bonds or something else).

Response: The requested clarification has been made.

11.

Comment: In the third bullet point, there is a reference to ”debt and zero-coupon securities issued or guaranteed by U.S. private entities.” Please clarify (in the disclosure) what is meant by private entities – is it non-government or not publicly held?

Response: The requested clarification has been made.

12.	Comment: In the fourth bullet point, there is a reference to “non-convertible preferred stock.” Please include corresponding risk disclosure for non-convertible preferred stock.

Response: The requested risk disclosure has been added.

13.

Comment: In the fifth bullet point, there is a reference to “taxable or tax-exempt securities issued by U.S. issuers.” Please clarify which taxes are being referred to – is it the federal tax code or something else?

Response: The referenced language has been deleted.

14.

Comment: In the next sentence, there is disclosure that states that the “Fund intends to increase the amounts available for investment through borrowings, which subject to certain exceptions shall not at any time exceed 33 1⁄3% of the Fund’s total assets.” Please explain (in the disclosure) what is meant by “subject to certain exceptions.”

Response: The referenced language has been deleted.

PRINCIPAL RISKS OF INVESTING IN THE FUND (PAGES 3–8)

15.

Comment: In “Credit Ratings Risk,” there is disclosure relating to “junk obligations” risk. Depending on the percentage of the Fund’s investments in junk obligations, please consider adding “junk obligations” risk as a principal risk.

Response: The Fund has considered the Staff’s Comment and does not think that it is necessary to add “junk obligations” risk as a principal risk.

16.

Comment: In “Risks of Leverage,” there is disclosure that implies that the Fund is a leveraged fund (i.e., “Use of leverage … involves increased risk for shareholders to a greater extent than in a non-leveraged fund …”). Consider revising since, based on the Strategies, this does not seem to fit the definition of what is typically considered a “leveraged fund.”

Response: The referenced disclosure has been revised.

17.

Comment: In the same risk factor, in the last sentence, there is a reference to “instruments used to obtain leverage.” Please disclose in the Strategies the types of instruments that the Fund expects to use to obtain leverage and expand the risk disclosure accordingly.

Response: The referenced “instruments” are repurchase agreements which are mentioned in the Other Investment Strategies Section. Since repurchase agreements are not a principal strategy of the Fund, the reference has been deleted.

18.

Comment: With respect to the disclosure in “Tax Risks.” Please revise the disclosure to more concisely address the tax risks here in Item 4 and include the more detailed tax disclosures in response to Item 11 as some of the disclosure here does not seem appropriate for risk disclosure.

Response: The Fund has revised the risk disclosure as requested.

19.

Comment: In the same risk factor, in the second paragraph, there is disclosure that the Fund “is barred from registering under the Puerto Rico Investment Companies Act.” Please explain why this disclosure is relevant.

Response: The referenced disclosure has been deleted.

PERFORMANCE INFORMATION (PAGE 8)

20.	Comment:

a.

If the Fund is including prior performance from the time when the Fund operated under the Puerto Rico Investment Companies Act, please disclose this here and note that the Fund was not subject to the same restrictions as U.S. registered investment companies.

Response: The above-mentioned disclosure has been included in the relevant section of the Filing, as requested.

b.

Will the Fund use its actual performance prior to registration under the 1940 Act or will it be adjusted for the Fund’s current expenses. If the latter, please explain supplementally how it will be adjusted.

Response: The Fund will include actual performance information for periods prior to its registration under the 1940 Act; such performance information will not be adjusted for the Fund’s current expenses.

INVESTMENT ADVISER (PAGE 8)

21.

Comment: In the last sentence, there is disclosure that the “Adviser may retain one or more sub-advisers to manage a portion of the Fund’s assets.” Please add “In the future,” to the beginning of this sentence.

Response: The requested disclosure has been added.

TAX INFORMATION (PAGE 9)

22.	Comment: Please disclose the treatment of fund distributions under federal income tax for qualifying investors.

Response: The requested disclosure has been added.

23.	Comment: If the Fund plans to use this for purposes of a Summary Prospectus, consider defining “Qualifying Investors” here.

Response: The referenced disclosure has been revised so as to provide appropriate clarity.

MORE INFORMATION ABOUT THE FUND - INVESTMENT STRATEGIES – ADDITIONAL INFORMATION ON PRINCIPAL INVESTMENT STRATEGIES (PAGE 11)

24.

Comment: In the second paragraph, in the second sentence, there is disclosure that the “Fund may invest in securities of any maturity.” Please include this sentence in the Strategies Section in the Summary Section of the Prospectus.

Response: The requested disclosure has been added to the Summary Section.

MORE INFORMATION ABOUT THE FUND - INVESTMENT STRATEGIES – INFORMATION ON OTHER INVESTMENT STRATEGIES – LEVERAGE (PAGE 11)

25.

Comment: Please clarify if leverage is a principal investment strategy. The Placement of “Leverage” under “Information on Other Investment Strategies” indicates that leverage is not a principal investment strategy, but the inclusion of Risks of Leverage as principal risk seems to indicate that it is a principal investment strategy.

Response: The requested clarification has been made.

26.

Comment: The disclosure here states that “the Fund is authorized to borrow money from individual investors, banks or other financial institutions.” Please note that under Section 18(f), it is prohibited for an open-end fund to borrow money from individual investor or from a financial institution other than a bank. Please revise the disclosure accordingly.

Response: The requested clarification has been made.

MORE INFORMATION ABOUT THE FUND - INVESTMENT STRATEGIES – INFORMATION ON OTHER INVESTMENT STRATEGIES – REPURCHASE AGREEMENTS AND DOLLAR ROLLS (PAGE 12)

27.

Comment: In the third paragraph, in the second sentence, there is disclosure that states that “dollar rolls and repurchase agreements will not be subject to such limitation if at the time the Fund enters into a dollar roll or a repurchase agreement, the Adviser certifies that such agreement has been entered into to finance the redemption of Shares or for other cash management or emergency purposes.” Please explain why dollar rolls and repurchase agreements are not subject to the limitations on leverage under Section 18.

Response: The referenced disclosure has been deleted.

28.

Comment: In the fourth paragraph, there is disclosure that states that “the Fund may enter into dollar rolls or repurchase agreements with Banco Popular de Puerto Rico or one of its affiliates, including Popular Securities.” Please explain why entering into repurchase agreements with affiliates would not raise concerns under Sections 17(a) and 17(d). Please see footnote 7 of Investment Company Act Release No. 25058 (July 5, 2001), which noted that entering into repurchase agreements with affiliates would raise concerns under Sections 17(a) and 17(d).

Response: The referenced disclosure has been deleted.

RISKS OF INVESTING IN THE FUNDS (PAGES 13 – 19)

29.

Comment: Please include more detailed disclosure that expands on the risk disclosure provided in response to Item 4. See Investment Management Guidance Update 2014–08 for guidance on the risk disclosure to be provided in response to Item 9.

Response: The risk disclosure has been revised to satisfy the requirements of Items 4 and 9 in accordance with the referenced Guidance.

30.	Comment: Note that Tax Risks and Risks of Leverage appear in the principal risks in the Summary Section but not in the More Information Section. Please reconcile this discrepancy.

Response: The Fund has added Tax Risks and Risks of Leverage to the More Information Section as well.

31.	Comment: If any of the risks listed here are non-principal risks, please flag them as such.

Response: The Fund has added a header for non-principal risks entitled: “Other Risks.”

32.

Comment: with respect to the risk factor entitled “Risks of Investing in Build America Bonds.” If the Fund will invest in BABs as part of its principal investment strategies, please include appropriate disclosure in Items 4 and 9 and please also include appropriate risk disclosure in Item 4 as well.

Response: The referenced risk disclosure with respect to Build America Bonds has been deleted.

33.

Comment: With respect to the risk factor entitled “Non-Publicly Traded and Illiquid Securities Risk,” in the second sentence that is disclosure that states that “the term “illiquid securities” means securities that cannot be disposed of within a reasonable period of time in the ordinary course of business at approximately the amount at which the Fund has valued the securities.” Please revise the disclosure to use the definition of “illiquid securities” under the securities laws, which is “a security that cannot be sold or disposed of in the ordinary course of business within seven calendar days at approximately the value ascribed to it by the fund.”

Response: The requested revision has been made.

34.

Comment: With respect to the risk factor entitled “Indexed Securities Risk.” Note that indexed securities are not mentioned in the Strategies. Please confirm that this risk factor is appropriate, and if so, include appropriate disclosure in the Strategies.

Response: The referenced risk factor has been deleted.

35.

Comment: With respect to the risk factor entitled “Illiquid Investments Risk.” This risk factor seems redundant since the fund already has the risk factor for Non-Publicly Traded and Illiquid Securities Risk.

Response: The referenced risk factor has been deleted.

SHAREHOLDER INFORMATION – WHICH SHARE CLASS SHOULD I CHOOSE? (PAGES 20-21)

36.

Comment: In the final paragraph of the Section, there is disclosure that states that more “information regarding the existing sales charge waivers and reductions … is available at [www.popular.com].” Please disclose that the website will contain the information required by Item 12(a)(5).

Response: The requested disclosure has been added.

SHAREHOLDER INFORMATION – CLASS A SHARES—SALES CHARGES AND WAIVERS/REDUCTIONS – RIGHT OF ACCUMULATION (PAGES 23–24)

37.

Comment: On the top of page 24, there is disclosure stating that a “purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge.” Please explain what is meant by “sufficient information.” See Item 12(a)(4)(i).

Response: The Registrant respectfully submits that the disclosure in the prior and subsequent paragraphs explain what type of information the shareholder must provide.

SHAREHOLDER INFORMATION – REDEMPTION OF SHARES (PAGE 25)

38.	Comment: Please disclose the methods the Fund typically expects to use to meet redemption requests as required by Item 11(c)(8) of Form N-1A.

Response: The disclosure has been revised to include the methods that the Fund typically expects to use to meet redemption requests, as required by Item 11(c)(8) of Form N-1A.

SHAREHOLDER INFORMATION – REDEMPTION OF SHARES – MARKET TIMING (PAGE 25)

39.	Comment: Please provide the information required in response to Item 11(e) regarding frequent trading of Fund Shares.

Response: The referenced disclosure has been included in the Filing.

MANAGEMENT OF THE FUND – DISTRIBUTION (PAGE 27)

40.

Comment: With respect to the disclosure regarding the Fund’s distribution fee - please disclose that because these fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of your investment. See Item 12(b)(2) of Form N-1A.

Response: The referenced disclosure has been included in the Filing.

MANAGEMENT OF THE FUND – CONFLICTS OF INTEREST – TRANSACTIONS WITH AFFILIATES (PAGE 28)

41.	Comment: Please explain to the Staff the basis for engaging in affiliated transactions (e.g., exemptive order).

Response: The referenced disclosure has been deleted.

TAXATION (PAGE 31)

42.

Comment: If the Fund has received an opinion from Puerto Rico counsel about its tax status, please include as an exhibit as required by Rule 436(a). If it has not received an opinion, please explain why one is not necessary.

Response: The Fund has received the necessary tax advice in connection with the offering, and on that basis and in light of the nature of the Fund’s offering of securities respectfully submits that a tax opinion is not required with respect to the Filing.

GENERAL INFORMATION – ADDITIONAL INFORMATION RELATING TO ANNUAL REPORTS OF THE FUND (PAGE 39)

43.	Comment: Please add references to semi-annual reports in this section as well.

Response: The Fund has added references to the semi-annual reports in the referenced section.

GENERAL INFORMATION – STATEMENT OF ADDITIONAL INFORMATION (PAGE 40)

44.	Comment: If the Fund is incorporating the Statement of Additional Information by reference, please state so.

Response: A discussion of the incorporation by reference of the Statement of Additional Information has been included in the above-mentioned section of the Filing.

45.	Comment: Please include the Fund’s 811 number as required by Item 1(b)(4) of Form N-1A.

Response: The Fund’s 811 number has been included in the above-mentioned section of the Filing.

STATEMENT OF ADDITIONAL INFORMATION

HISTORY OF THE FUNDS (PAGE I-1)

46.

Comment: For each of the Popular Funds, there is disclosure regarding the amount of authorized Shares. Please explain to the Staff what actions each of the Popular Funds plan to take if it approaches or reaches its limit. For example, will the Fund close or seek additional shares to be authorized, or will the Fund take advantage of U.S. mutual funds’ ability to issue an unlimited number of shares?

Response: Each of the Popular Funds is currently well below its limit of authorized shares (currently 99% or more below the limits). In the unlikely event that a Fund does reach its authorized share limit, the Fund would likely close to new investors.

INVESTMENT RESTRICTIONS (PAGES I-1 - I-2)

47.	Comment: In Investment Restriction 1, the disclosure states “Concentrate its investments in a particular industry . . .” Please add “or group of industries.”

Response: The referenced disclosure has been added as requested.

INVESTMENT RESTRICTIONS - NOTATIONS REGARDING THE FUNDS’ FUNDAMENTAL INVESTMENT RESTRICTIONS (PAGES I-2 – I-3)

48.

Comment: In the fifth line of the Second paragraph, the disclosure (relating to the concentration policy) states that the “policy also will be interpreted to permit investment without limit in the following: … securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions.” Please add “tax-exempt” before “securities of state.”

Response: The referenced disclosure has been added as requested.

49.

Comment: With respect to the Fund’s concentration policy in Investment Restriction 1, please supplementally confirm that the Fund will look through private activity municipal debt whose principal and interest payments are derived principally from assets and revenues of non-government entities in order to determine the industry in which the investment should be allocated for purposes of the Fund’s concentration policy.

Response: We supplementally confirm that the Fund will look through private activity municipal debt whose principal and interest payments are derived principally from assets and revenues of non-government entities in order to determine the industry in which the investment should be allocated for purposes of the Fund’s concentration policy.

50.	Comment: In the second full paragraph on page I-3, there is disclosure relating to diversified funds. Please consider removing the reference to diversified funds since the Funds are non-diversified.

Response: The disclosure relating to diversified funds has been deleted.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS (PAGES I-18 – I-23)

51.

Comment: Please disclose the extent of the Board’s role in the risk oversight of the Fund, such as how the Board administers its oversight function and the effect that this has on the Board’s leadership structure as required by Item 17(b)(1) of Form N-1A.

Response: The above-mentioned disclosure has been included in the Filing, as requested.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS – COMMITTEES OF THE BOARDS OF DIRECTORS (PAGE I-19)

52.	Comment: In the last sentence of the first paragraph there is a reference to 4 standing Committees but the disclosure only lists three Committees.

Response: The above-mentioned disclosure has been revised, as requested.

53.	Comment: Please state the number of committee meetings held during the last fiscal year.

Response: The above-mentioned disclosure has been added, as requested.

54.	Comment: With respect to the disclosure regarding Governance and Nominating Committee, please add the disclosure required by Item 17(b)(2)(iv).

Response: The referenced disclosure regarding the Governance and Nominating Committee has been deleted as the Fund does not have a Governance and Nominating Committee.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS – BIOGRAPHICAL INFORMATION OF DIRECTORS AND OFFICERS (PAGES I-19 – I-21)

55.	Comment: With respect to the biographical information table, please include year of birth and length of service information in the appropriate places in the table.

Response: The referenced disclosure regarding the Governance and Nominating Committee has been deleted as the Fund does not have a Governance and Nominating Committee.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS – COMPENSATION OF DIRECTORS (PAGE I-22)

56.

Comment: We note that Form N-1A requires director compensation to be disclosed for a Fund’s fiscal year end, but the second paragraph states that the total compensation paid to the directors by all investment companies advised by the Adviser is for the calendar year ended December 31, 2020.

Response: As discussed on the call, the aggregate compensation for the Popular Family of Funds are disclosed as of the calendar year end since the Funds have different fiscal year ends.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS – INDEMNIFICATION OF DIRECTORS (PAGES I-22 – I-23)

57.

Comment: Please add disclosure that the indemnification of Directors is limited by Section 17(h) under the 1940 Act and that Directors would not be protected from liability to the Funds or to their shareholders to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties as Directors.

Response: The requested disclosure has been added.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS – CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES (PAGE I-23).

58.

Comment: The disclosure states that ownership information is not provided since the Funds have not yet commenced operations. Since the Funds have in fact been operating prior to their registration under the 1940 Act, please provide this information.

Response: The requested disclosure has been added.

MANAGEMENT, ADVISORY AND OTHER SERVICE ARRANGEMENTS – INVESTMENT ADVISORY AGREEMENT

59.	Comment: Please confirm that the Investment Advisory Agreement will conform with Section 15 of the 1940 Act.

Response: We supplementally confirm that the Investment Advisory Agreement will conform with Section 15 of the 1940 Act.

60.

Comment: In the table showing advisory fees paid, waived and reimbursed, in the table for the Total Return Fund, in the column for Fees Waived by the Adviser for the Fiscal Year Ended March 31, 2021, the table has “N/A.” Please revise.

Response: The Fund has revised “N/A” in the referenced column to “$0.00.”

MANAGEMENT, ADVISORY AND OTHER SERVICE ARRANGEMENTS – DISTRIBUTOR (PAGE I-30)

61.	Comment: Please include the information regarding distribution of securities as required Items 25(a) and (b).

Response: The requested disclosure has been added.

PORTFOLIO TRANSACTIONS AND BROKERAGE

62.	Comment: (Brokerage Commissions Table).

a.	For each broker identified, state the percentage of the Fund’s aggregate commissions paid during the most recent fiscal year and the percentage of the

Fund’s aggregate dollar amount of transactions involving payment of commissions effected through the broker during the most recent fiscal year.

Response: The requested disclosure has been added.

PORTFOLIO HOLDINGS DISCLOSURE POLICIES AND PROCEDURES

63.	Comment: Please provide the disclosure regarding portfolio holdings required by Item 16(f)(1)(i)-(iv), (vi) and (vii), and also the information required by Item 16(f)(2).

Response: Disclosure regarding portfolio holdings has been included in the Filing, as requested.

CODE OF ETHICS

64.	Comment: Please disclose whether the principle underwriter has a code of ethics as required by Item 17(e).

Response: The Filing includes disclosure regarding the Distributor’s adoption of a Code of Ethics.

ACCOUNTING COMMENTS (FOR ALL POPULAR FUNDS)

65.

Comment: Please disclose that the Funds do not intend to qualify as a RIC under Subchapter M of the Internal Revenue Code and expand upon the tax consequences to non-residents of Puerto Rico that purchase securities offered by the Funds. Also prominently disclose that shareholders that are not residents of Puerto Rico may have adverse tax consequences for US federal income tax purposes.

Response: The Filing includes disclosure that the Fund does not intend to qualify as a RIC under Subchapter M of the Internal Revenue Code. The Amended Registration Statement includes additional disclosure regarding the tax consequences to non-residents of Puerto Rico that purchase securities offered by the Fund, and that securityholders that are not residents of Puerto Rico may have adverse tax consequences for US federal income tax purposes.

66.	Comment: Please confirm the amounts in the Expense Examples. Staff is calculating consistently higher amounts for all of the examples.

Response: The Expense Examples have been revised to accurately reflect the Fund’s fees and expenses.

67.

Comments: For the two Funds (Income Plus and Total Return) that have Class C Shares, it appears that the One Year Expense Example - assuming that you redeem all of your Class C Shares does not incorporate the effect of the CDSC – please revise.

Response: The One Year Expense Examples for Class C Shares for the Income Plus Fund and Total Return Fund, assuming an investor redeems all of their shares, have been revised to incorporate the effect of the CDSC.

68.

Comment: Please explain supplementally how the Fund intends to present its financial statements, including statements of changes in net assets, and financial highlights, in the first N-CSR filed after the effective date of the Registration Statement (i.e., will the Fund carryover historical information from periods prior to when the Fund was registered under the Investment Company Act).

Response: The Fund filed its N-CSR and N-CSR/A for the fiscal year ended June 30, 2021 (collectively, the “Fund’s N-CSR”) on September 9, 2021 and November 5, 2021, respectively. The Fund’s N-CSR included, in its statements of changes in net assets and financial highlights, historical information from periods prior to when the Fund registered under the Investment Company Act.

69.	Comment: Please confirm that the Fund will include an auditor’s consent in a subsequent amendment.

Response: The Fund will include an auditor’s consent in a subsequent filing of the Registration Statement.

70.	Comment: Please represent to us in correspondence that the Fund will not begin selling shares under the new Registration Statement until the Fund has net assets of at least $100,000.

Response: We confirm that the Fund will not begin selling shares under the new Registration Statement until the Fund has net assets of at least $100,000.

***

Please do not hesitate to contact the undersigned (212-839-8615) with any comments or questions you might have.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean